Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Amendment No. 1 to the Prospectus Supplement No. 771 dated June 27, 2008 to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $12,426,000 Contingent Payment Trigger Notes due 2009 (Linked to the S&P 500® and the Russell 2000® Indices)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (April 7, 2009, subject to postponement as described elsewhere in this prospectus supplement) will be an amount in cash equal to the face amount of your notes plus the supplemental amount, if any. The supplemental amount will be based on the performance of the S&P 500® and the Russell 2000® Indices (the underlying indices) during the measurement period. The measurement period is every trading day from but excluding June 27, 2008 to and including the determination date (March 31, 2009, subject to postponement as described elsewhere in this prospectus supplement).

At maturity, you will receive a supplemental amount (which is equal to 7.50% of the face amount of your notes) so long as the index levels of both of the underlying indices remain within their respective index ranges at all times during the measurement period. The index range for each underlying index is all index levels of such underlying index that are greater than the lower limit of the index range (84.4% of the initial index level of such underlying index) and less than the upper limit of the index range (115.6% of the initial index level of such underlying index). However, if the index level of either underlying index at any time during any trading day during the measurement period falls outside of its respective index range (i.e., if the index level of such underlying index is less than or equal to the lower limit of the index range of such underlying index or greater than or equal to the upper limit of the index range of such underlying index), then at maturity you will receive, for each $1,000 face amount of your notes, only the $1,000 face amount.

On the stated maturity date, we will calculate the payment amount that you will be paid for each $1,000 face amount of your notes as follows:

•

If the index levels of both underlying indices at all times on each trading day in the measurement period remain within their respective index ranges, we will pay you an amount equal to the sum of (1) the $1,000 face amount plus (2) the supplemental amount.

•

If the index level of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range, we will pay you an amount equal to the $1,000 face amount.

If the index level of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range, you will only receive the face amount of your notes at stated maturity. If the index levels of both of the underlying indices never fall outside of their respective index ranges during the measurement period, you will receive an amount equal to 107.50% of the face amount of your notes at stated maturity. Further, the notes do not pay interest, and no other payments will be made prior to stated maturity.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the market value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this prospectus supplement through July 25, 2008. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-9 so that you may better understand those risks.

Original issue date (settlement date): July 7, 2008

Original issue price: 100% of the face amount

Underwriting discounts: 0.15% of the face amount for notes traded on June 27, 2008 and 0.05% of the face amount for notes traded on July 2, 2008

Net proceeds to the issuer: 99.85% of the face amount of notes traded on June 27, 2008 and 99.95% of the face amount of notes traded on July 2, 2008

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

“Standard & Poor’s 500®”, “S&P®”, “Standard & Poor’s®”, and “S&P 500®” are registered trademarks of McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated July 2, 2008.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlying Indices: The S&P 500® Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”) and the Russell 2000® Index, as published by Russell Investment Group; see “The Underlying Indices” on page S-22

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $12,426,000 in the aggregate for all the offered notes;

Payment amount: on the stated maturity date, we will pay for each $1,000 face amount of notes an amount in cash equal to:

•

if the index levels of both underlying indices at all times on each trading day in the measurement period remain within their respective index ranges, the sum of (1) the $1,000 face amount plus (2) the supplemental amount, or

•	if the index levels of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range, the $1,000 face amount

Trade dates: June 27, 2008 and July 2, 2008; the notes traded on July 2, 2008 are part of the same series of notes as those traded on June 27, 2008

Settlement date (original issue date): July 7, 2008

Index range: for each underlying index, all index levels of such underlying index that are (i) greater than the lower limit and (ii) less than the upper limit

Lower limit: for each underlying index, 84.4% of the initial index level of such underlying index (for the S&P 500® Index, 1,080.5563; for the Russell 2000® Index, 586.2086)

Upper limit: for each underlying index, 115.6% of the initial index level of such underlying index (for the S&P 500® Index, 1,480.0037; for the Russell 2000® Index, 802.9114)

Initial index levels: for the S&P 500® Index, 1,280.28; for the Russell 2000® Index, 694.56

Final index level: the closing index level for each underlying index on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-15 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance or Modification of the Indices” on page S-16

Index level: for each underlying index, the official level of such underlying index or any successor index published by the relevant index sponsor at any time on any trading day

Supplemental amount: 7.50% of the face amount of your notes

Measurement period: every trading day from but excluding June 27, 2008 to and including the determination date

Stated maturity date: April 7, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-15

Determination date: March 31, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-15

No interest: the notes do not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-17

Trading day: as described on page S-17

CUSIP no.: 38145E592

ISIN no.: US38145E5924

Q&A

How do the Notes Work?

Your return, if any, on the notes at maturity will be based on the performance of the underlying indices in relation to their respective index ranges over the measurement period. The index range for each respective underlying index is all index levels of each underlying index that are greater than the lower limit of its respective index range (84.4% of the initial index level of such underlying index) and less than the upper limit of its respective index range (115.6% of the initial index level of such underlying index).

At maturity, as long as the index levels of both underlying indices remain within their respective index ranges at all times during the measurement period, you will receive the face amount of your notes plus a supplemental amount, which is equal to 7.50% of the face amount of your notes. If the index level of either underlying index during the measurement period falls outside of its respective index range at any time on any trading day (i.e., if the index level of such underlying index at any time on any trading day in the measurement period is less than or equal to the lower limit of the index range of such underlying index or greater than or equal to the upper limit of the index range of such underlying index), then you will receive only the $1,000 face amount of your notes at maturity.

To determine your payment at maturity, we will determine whether the index levels of both underlying indices remained within their respective index ranges at all times during the measurement period. We will then calculate the amount which you will be paid for each $1,000 face amount of your notes as follows:

•

if the index levels of both of the underlying indices at all times on each trading day in the measurement period remain within their respective index ranges, we will pay you an amount equal to the sum of (1) the $1,000 face amount plus (2) the supplemental amount; or

•

if the index level of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range, we will pay you an amount equal to the $1,000 face amount.

The maximum payment amount you could receive at maturity, therefore, is an amount that is equal to 107.50% of the $1,000 face amount of your notes.

The notes do not bear interest, and no other payments will be made to you prior to the stated maturity date. See “Additional Risk Factors Specific to Your Notes” on page S-9.

Who Should or Should Not Consider an Investment in the Notes?

The notes are intended for investors who desire to gain exposure to the performance of the S&P 500® and the Russell 2000® Indices relative to their respective index ranges over the measurement period. If the index level of either underlying index falls outside its respective index range at any time on any trading day in the measurement period, you will receive only the principal amount at maturity.

As a result of recent market conditions, the underlying indices have experienced increased volatility, which increases the likelihood that the index levels of either of the underlying indices will fall outside of their respective index ranges during the measurement period. Accordingly, investors who are concerned about volatility should carefully consider current market conditions and the volatility of the underlying indices before making an investment decision. For more details, see “The Underlying Indices — Historical Closing Levels of the Indices” on page S-22.

If the amount payable for each $1,000 face amount of your notes on the stated maturity date is only the $1,000 face amount or even if the amount payable exceeds the $1,000 face amount of your notes, your overall return may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Therefore, the notes may not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings that pay regular interest payments at prevailing market rates. For more details, see “Additional Risk Factors Specific to Your Notes — Your Notes Do Not Bear Interest” on page S-9.

What Will I Receive If I Sell the Notes Prior to the Stated Maturity Date?

If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the index levels of the underlying indices relative to the limits of their respective index ranges, the volatility of the indices, interest rates and the time remaining until maturity. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions and any other relevant factors, the market value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Applicable Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-9 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-10.

Who Publishes the Indices and What Do They Measure?

The S&P 500® Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500 dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference this website or any material it includes in this prospectus supplement.

The Russell 2000® Index of 2000 small-cap stocks is constructed to provide a comprehensive small-cap barometer. It is reconstituted annually by the index sponsor, Russell Investment Group, to ensure larger stocks do not distort the performance and characteristics of the true small-cap stocks. Additional information about the short index is available on the following website http://www.russell.com. We are not incorporating by reference this website or any material it includes in this prospectus supplement.

The underlying indices are determined, comprised and calculated without regard to the offered notes. For further information, please see “The Underlying Indices” on page S-22.

What About Taxes?

Some of the U.S. federal income tax consequences of an investment in your notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-25. The notes should be subject to the rules governing short-term notes for U.S. federal tax purposes. The application of such rules to the notes, however, is not entirely clear and you are therefore urged to consult your own tax adviser regarding the tax consequences of your ownership of the notes.

For further discussion, see “Supplemental Discussion of Federal Income Tax Consequences” beginning on page S-25.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical index levels of the underlying indices in the measurement period and on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The information in the table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or any other relevant factors, the market value of your notes on the applicable trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Applicable Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-9 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-10. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Supplemental amount	$75

Index ranges	84.4% to 115.6% of the respective initial index levels

No market disruption event occurs with respect to either underlying index on any trading day in the measurement period

No change in or affecting any of the index stocks of either underlying index or the method by which the index sponsor of either underlying index calculates its respective index

The examples below are based on a range of index levels of the underlying indices that are entirely hypothetical; no one can predict what the final index levels will be on the determination date nor the index levels of the underlying indices in the measurement period.

The underlying indices have been highly volatile — meaning that the index levels of the underlying indices have changed substantially in relatively short periods — in the past, and their future performance cannot be predicted. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

For these reasons, the actual performance of the underlying indices over the life of the offered notes, as well as the amount payable at maturity, may bear little or no relation to the hypothetical examples shown below or to the historical levels of the underlying indices shown elsewhere in this prospectus supplement. For information about the index levels of the underlying indices during recent periods, see “The Underlying Indices — Historical Closing Levels of the Indices” below.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks.

The table below shows the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $1,000 face amount of the notes if the final index level (expressed as a percentage of the initial index level) of either underlying index were any of the hypothetical index levels shown in the left column.

The index levels in the left column of the table represent hypothetical final index levels on the determination date and are expressed as percentages of the initial index level for either underlying index. The amounts in the middle column represent the hypothetical payment amounts as a percentage of the face amount of each note, assuming that the index levels of both underlying indices at all times on each trading day in the measurement period remain within their respective index ranges. The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, assuming that the index level of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would pay for the outstanding face amount of a note on the stated maturity date would equal 100% of the face amount, or $1,000, based on the corresponding hypothetical final index stock price and the assumptions noted above.

	If each index level, at any time during the measurement period, does not trade above its respective upper limit and does not trade below its respective lower limit:	If either index level, at any time during the measurement period, trades above its respective upper limit or trades below its respective lower limit:
Hypothetical Final Index Level as Percentage of Initial Index Level (for either underlying index)	Hypothetical Payment Amount as Percentage of the $1,000 Face Amount	Hypothetical Payment Amount as Percentage of the $1,000 Face Amount
200.00%	n/a	100.00%
150.00%	n/a	100.00%
130.00%	n/a	100.00%
120.00%	n/a	100.00%
115.60%	n/a	100.00%
115.00%	107.50%	100.00%
110.00%	107.50%	100.00%
108.00%	107.50%	100.00%
104.00%	107.50%	100.00%
100.00%	107.50%	100.00%
96.00%	107.50%	100.00%
92.00%	107.50%	100.00%
90.00%	107.50%	100.00%
85.00%	107.50%	100.00%
84.40%	n/a	100.00%
80.00%	n/a	100.00%
70.00%	n/a	100.00%
50.00%	n/a	100.00%
0.00%	n/a	100.00%

At maturity, the holder of the notes will receive the $1,000 face amount of the notes plus a supplemental amount equal to 7.50% of the face amount of the notes, so long as the index levels of the underlying indices remain within their respective index ranges, at all times during the measurement period. If the index level of either underlying index falls outside of its respective index range at any time on any trading day during the measurement period, for each $1,000 face amount of notes, the holder will receive only the $1,000 face amount.

We cannot predict the index levels of the underlying indices at any time on any trading day in the measurement period, the actual final index levels of the underlying indices on the determination date or the market value of your notes, nor can we predict the relationship between the index levels of the underlying indices and the market value of your notes at any time prior to the stated maturity date. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the underlying indices to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Potential Return on Your Notes Is Limited; If the Index Level of Either Underlying Index Falls Outside of its Respective Index Range At Any Time on Any Trading Day in the Measurement Period, You Will Receive Only Your Principal at Maturity

Your ability to benefit from any increase or decrease in the index levels of the underlying indices is limited. At maturity, you will receive a supplemental payment, so long as the index levels of both underlying indices at all times during each trading day within the measurement period remain within their respective index ranges. If the index level of either of the underlying indices at any time during any trading day within the measurement period falls outside of its respective index range (i.e., if the index level of any of the underlying indices is less than or equal to 84.4% of the initial index level of such underlying index or greater than or equal to 115.6% of the initial index level of such underlying index), then at maturity you will only receive the face amount of your notes, regardless of how much the index levels of the underlying indices on the determination date have appreciated or depreciated from their respective initial index levels. See “The Underlying Indices — Historical Closing Levels of the Indices” below for a discussion of the increased volatility being experienced by securities markets under recent market conditions and the impact that increased volatility may have on the possibility of you receiving a supplemental amount at maturity. Assuming the index levels of each underlying index remain within their respective index ranges at all times during the measurement period, the maximum payment amount that you may receive on your notes is equal to 107.50% of the face amount of your notes, no matter how much the index levels of either of the underlying indices may rise above or fall below their respective initial index levels.

Even if the Index Level of Only One of the Underlying Indices Falls Outside of Its Respective Index Range, You Will Not Receive Any Supplemental Amount and Will Receive Only the Face Amount of Your Notes at Maturity

Even if the index level of only one of the underlying indices falls outside of its respective index range, you will not receive any supplemental amount on your notes at maturity. In order to receive a supplemental amount on your notes at maturity, the index levels of both underlying indices at all times on each trading day in the measurement period must remain within their respective index ranges. If the index level of either of the underlying indices falls outside of its respective index range at any time during the measurement period, you will receive only the face amount of your notes at maturity.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Applicable Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this prospectus supplement through July 25, 2008. After July 25, 2008, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that

Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Index Stocks

The index sponsors calculate the index levels of their respective underlying indices by reference to the prices of the common stocks included in such underlying indices, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the indices and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive Any Stock” below for additional information.

The Market Value of Your Notes May Be Influenced by Many Factors

The following factors, many of which are beyond our control, will influence the value of your notes:

•	the index levels of the underlying indices relative to the lower and upper limits of their respective index ranges during the measurement period;

•	the volatility — i.e., the frequency and magnitude of changes — of the index levels of the underlying indices;

•	the time remaining until your notes mature;

•	the dividend rates of the stocks underlying the underlying indices;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the underlying indices, and which may affect the index levels;

•	interest and yield rates in the market; and

•	our creditworthiness.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlying indices based on their historical performance.

If the Index Levels of the Underlying Indices Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlying indices. Changes in the index levels of the underlying indices may not result in a comparable change in the market value of your notes. This is because your payment amount at maturity will be determined, in part, based on whether the index levels of the underlying indices at any time on any trading day in the measurement period remain within or fall outside of their respective index ranges. Even if the final index levels of each underlying index fall within their respective index ranges, if the index level of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range, you will receive, for each of your notes, only the $1,000 face amount. In addition, the maximum payment that you may receive for each of your notes is limited to an amount that is equal to 107.50% of the $1,000 face amount and the minimum payment that you may receive for each of your notes is 100% of the $1,000 face amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Underlying Indices or Index Stocks May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged or expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the underlying indices or the stocks comprising the underlying indices. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the underlying indices or the stocks comprising the underlying indices, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the index levels of the underlying indices or one or more of the index stocks. Any of these hedging activities may adversely affect the index levels of the underlying indices — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the underlying indices or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index levels of the underlying indices— directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the index levels of the underlying indices or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Any Stock

Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the underlying indices and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the index levels of the underlying indices, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the underlying indices and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the index levels of the underlying indices and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining, for each underlying index, the index levels during the measurement period, which we will use to determine whether we must pay the supplemental amount on the stated maturity date; determining whether the index levels of the underlying indices in the measurement period remain within or fall outside of their respective index ranges; and determining whether to postpone the determination date, and, as a result, the stated maturity date because of a market disruption event or a non-trading day. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the underlying indices. See “Specific Terms of Your Notes — Discontinuance or Modification of the Indices” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsors and Changes That Affect the Underlying Indices or the Index Stocks Could Affect the Amount Payable on Your Notes and Their Market Value

The policies of the index sponsors concerning the calculation of the index levels of the underlying indices, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index levels could affect the index levels of the underlying indices and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the index sponsors change these policies, for example, by changing the manner in which they calculate the index levels of their respective index or if the index sponsors discontinue or suspend calculation or publication of the index levels of their respective index, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the index level of an underlying index or the closing level of such underlying index is not available on any trading day or on the determination date, respectively, because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level of such underlying index or the closing level of such underlying index, respectively, on any such date — and thus the amount payable on the stated maturity date or whether the index level of such underlying index has remained within its respective index range, as applicable — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining such underlying index level on the determination date or on any trading day and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Indices” and “— Role of Calculation Agent” below.

Except to the Extent We Are One of the 500 Companies Whose Common Stock Comprises the S&P 500® Index, There Is No Affiliation Between the Index Stock Issuers or the Index Sponsors and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Index Stock Issuers or the Index Sponsors

The common stock of Goldman Sachs is one of the 500 index stocks comprising the S&P 500® Index. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsors. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the underlying indices or any of the other index stock issuers. You, as an investor in your notes, should make your own investigation into the underlying indices and the index stock issuers. See “The Indices” below for additional information about the underlying indices.

Neither the index sponsors nor any of the other index stock issuers is involved in this offering of your notes in any way and none of them has any obligation of any sort with respect to your notes. Thus, neither the index sponsors nor any of the index stock issuers has any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred with respect to either of the indices or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing, although not by more than five business days. In addition, if the determination date is so postponed, the stated maturity date for your notes will also be postponed, although not by more than five business days. Thus, when the determination date is so postponed, you may not receive the payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. In addition, in the event the determination date is postponed, we will use the index levels of the underlying indices on the postponed determination date for the purposes of determining whether the index levels of the underlying indices have remained within or fallen outside of their respective index ranges at any time during the determination date. If the calculation agent determines that the index level of either of the underlying indices that must be used to determine whether the index level of either of the underlying indices has remained within or fallen outside of its respective index range — is not available on the determination date or on any trading day, either because of a market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the applicable index levels of both underlying indices based on its assessment, made in its sole discretion, of the index level of such underlying index on that day.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Should Be Treated as Short-term Debt Obligations for United States Federal Income Tax Purposes

The notes should be subject to the rules governing short-term notes for U.S. federal tax purposes. The application of such rules to the notes, however, is not entirely clear and you are therefore urged to consult your own tax adviser regarding the tax consequences of your ownership of the notes.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000, or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Underlying Indices, Index Sponsors and Index Stocks

In this prospectus supplement, when we refer to an underlying index, we mean either index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Indices” below. When we refer to the index sponsors as of any time, we mean the entities, including any successor sponsors, that determine and publish either underlying index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the underlying indices as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

The payment amount for each $1,000 face amount of notes outstanding on the stated maturity date will be an amount in cash equal to:

•

if the index levels of both of the underlying indices at all times on each trading day in the measurement period remain within their respective index ranges, we will pay you an amount equal to the sum of (1) the $1,000 face amount plus (2) the supplemental amount; or

•

if the index level of either underlying index at any time on any trading day in the measurement period falls outside of its respective index range, we will pay you an amount equal to the $1,000 face amount of your notes.

The supplemental amount will be an amount equal to 7.50% of the face amount of the notes. For each underlying index, the index range will be all index levels of such underlying index that are (i) greater than the lower limit of such underlying index range and (ii) less than the upper limit of such underlying index range. For each underlying index the lower limit of the index range is 84.4% of the initial index level of such underlying index, and the upper limit of the index range is 115.6% of the initial index level of such underlying index. The measurement period will be every trading day from but excluding June 27, 2008 to and including the determination date.

The calculation agent will determine the index levels of the underlying indices during the measurement period. However, the calculation agent will have discretion to adjust the closing level on any particular trading day or to determine it in a different manner as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” and “— Discontinuance or Modification of the Indices” below.

Stated Maturity Date

The stated maturity date is April 7, 2009, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date is postponed as described below, however, then the stated maturity date may instead occur up to the fifth business day after the postponed determination date.

Determination Date

The determination date is March 31, 2009, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days.

Consequences of a Market Disruption Event or a Non-Trading Day

As indicated above, with respect to either underlying index, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days.

If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. In the event the determination date is postponed, we will use the index levels of the underlying indices on the postponed determination date for the purposes of determining whether the index levels of the underlying indices have remained within or fallen outside of their respective index ranges on the determination date. If the calculation agent determines that the index level of either of the underlying indices that must be used to determine whether the index level of either of the underlying indices has remained within or fallen outside of its respective index range is not available on the determination date or on any trading day because of a market disruption event, a non-trading day or for any other reason, the calculation agent will nevertheless determine the applicable index level of both underlying indices based on its assessment, made in its sole discretion, of the index level of both underlying indices on that day.

Discontinuance or Modification of the Indices

If an index sponsor discontinues publication of an underlying index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to such underlying index, then the calculation agent will determine the amount payable on the stated maturity date or whether the index level of such underlying index has remained within or fallen outside of its respective index range, and will determine in a good faith manner whether the index level of such underlying index on any trading day in the measurement period has remained within or fallen outside of its respective index range, as applicable, by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines on any trading day or on the last possible determination date that the publication of either of the underlying indices is discontinued and there is no successor index, or that the index level of either of the underlying indices is not available on any trading day or on the last possible determination date because of a market disruption event, a non-trading day or for any other reason, the calculation agent will determine the amount payable on the stated maturity date or whether the index level of both underlying indices has remained within or fallen outside of its respective index range, as applicable, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such underlying index.

If the calculation agent determines that either of the underlying indices, the stocks comprising either of the underlying indices or the method of calculating either of the underlying indices is changed at any time in any respect — including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of either of the underlying indices or of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in both of the underlying indices or the method of its calculation as it believes are appropriate to ensure that the index level used to determine whether the index level of either of the underlying indices has remained within or fallen outside of its respective index range, as applicable, is equitable, and will determine in a good faith manner whether the index level of both underlying indices on any trading day in the measurement period has remained within or fallen outside of its respective index range. For example, if a split of either of the underlying indices occurs, and if the index level of such underlying index would not have fallen outside its respective index range but for such split, then the index level of such underlying index will not be deemed to have fallen outside its respective index range.

All determinations and adjustments to be made by the calculation agent with respect to either of the underlying indices may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the underlying indices, market disruption events, business days, trading days, the final index levels, whether the index levels of the underlying indices at any time on any trading day in the measurement period remain within or fall outside of their respective index ranges, the determination date, the stated maturity date, the default amount and the payment amount on your notes to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the respective principal securities markets for all of the index stocks are open for trading, the index sponsors are open for business and each of the underlying indices is calculated and published by its respective index sponsor.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of either of the underlying indices on their respective primary markets, in each case for more than two hours of trading or during the one half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to an underlying index or to its index stocks constituting 20% or more, by weight, of such underlying index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

index stocks constituting 20% or more, by weight, of an underlying index, or option or futures contracts relating to an underlying index or to index stocks constituting 20% or more, by weight, of an underlying index, if available, are not trading on what were the respective primary markets for such underlying index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to an underlying index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to an underlying index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to an underlying index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to an underlying index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sales of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the underlying indices on or before the applicable trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the underlying indices or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the underlying indices or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market, and/or

•

may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the underlying indices or the index stocks. We expect these steps to involve sales of instruments linked to the underlying indices on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the underlying indices, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Underlying Indices or Index Stocks May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE UNDERLYING INDICES

The S&P 500® Index

The S&P 500® Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500 dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

The Russell 2000® Index

The Russell 2000® Index of 2000 small-cap stocks is constructed to provide a comprehensive small-cap barometer. It is reconstituted annually by the index sponsor, Russell Investment Group, to ensure larger stocks do not distort the performance and characteristics of the true small-cap stocks. Additional information about the short index is available on the following website http://www.russell.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Historical Closing Levels of the Indices

The closing levels of the underlying indices have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing levels of the underlying indices during any period shown below is not an indication that the underlying indices are more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlying indices as an indication of the future performance. We cannot give you any assurance that the future performance of the underlying indices or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the underlying indices. Moreover, in light of current market conditions, the trends reflected in the historical performance of the underlying indices may be less likely to be indicative of the performance of your notes during the measurement period than would otherwise have been the case. In particular, based on the historical movement of the index levels of both of the underlying indices reflected in the table below, in the past five years, there have been periods in which the index level of at least one of the underlying indices has either fallen below 84.4% of its respective initial index level or has risen above 115.6% of its respective initial index level. Further, in light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the underlying indices will be more volatile over the measurement period than they have been historically and as a result that the index level of an underlying index may fall outside of its respective index range in the measurement period.

Before investing in the offered notes, you should consult publicly available information to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the underlying indices over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below.

The table below shows the intraday high and low levels of the underlying indices for each of the four calendar quarters in 2003, 2004, 2005, 2006 and 2007, and the first three calendar quarters of 2008, through July 2, 2008. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly Intraday High and Low Levels of the S&P 500® Index

	High	Low
2003
Quarter ended March 31	935.05	788.90
Quarter ended June 30	1,015.33	847.85

	High	Low
Quarter ended September 30	1,040.29	960.84
Quarter ended December 31	1,112.56	995.97
2004
Quarter ended March 31	1,163.23	1,087.06
Quarter ended June 30	1,150.57	1,076.32
Quarter ended September 30	1,140.84	1,060.72
Quarter ended December 31	1,217.33	1,090.19
2005
Quarter ended March 31	1,229.11	1,163.69
Quarter ended June 30	1,219.59	1,136.15
Quarter ended September 30	1,245.86	1,183.55
Quarter ended December 31	1,275.80	1,168.20
2006
Quarter ended March 31	1,310.88	1,245.74
Quarter ended June 30	1,326.70	1,219.29
Quarter ended September 30	1,340.28	1,224.54
Quarter ended December 31	1,431.81	1,327.10
2007
Quarter ended March 31	1,461.57	1,363.98
Quarter ended June 30	1,540.56	1,416.37
Quarter ended September 30	1,555.90	1,370.60
Quarter ended December 31	1,576.09	1,406.10
2008
Quarter ended March 31	1,471.77	1,256.98
Quarter ended June 30	1,440.24	1272.00
Quarter ending September 30 (through July 2, 2008)	1,292.17	1,260.68
Quarterly Intraday High and Low Levels of the Russell 2000® Index

	High	Low
2003
Quarter ended March 31	399.55	343.06
Quarter ended June 30	465.73	363.73
Quarter ended September 30	520.61	441.22
Quarter ended December 31	566.74	487.68
2004
Quarter ended March 31	603.16	556.13
Quarter ended June 30	606.42	530.68
Quarter ended September 30	591.52	515.90
Quarter ended December 31	656.11	562.82
2005
Quarter ended March 31	654.30	603.75
Quarter ended June 30	648.19	570.03
Quarter ended September 30	688.51	638.93
Quarter ended December 31	693.63	614.76
2006
Quarter ended March 31	767.16	666.58
Quarter ended June 30	784.62	669.88
Quarter ended September 30	738.16	668.58
Quarter ended December 31	801.01	712.17

	High	Low
2007
Quarter ended March 31	830.01	760.06
Quarter ended June 30	856.39	798.17
Quarter ended September 30	856.48	736.00
Quarter ended December 31	852.06	734.40
2008
Quarter ended March 31	768.46	643.28
Quarter ended June 30	763.27	684.88
Quarter ending September 30 (through July 2, 2008)	694.16	672.03

License Agreement for Use of the S&P 500® Index

Standard & Poor’s and Goldman, Sachs & Co. have entered into a non-transferable, nonexclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the S&P 500® Index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.

The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw-Hill, Inc. Standard & Poor’s has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the offered notes. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P 500® Index to track general stock market performance. Standard & Poor’s only relationship to Goldman Sachs (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of Standard & Poor’s and of the use of the S&P 500® Index which is determined, composed and calculated by Standard & Poor’s without regard to Goldman Sachs or the offered notes. Standard & Poor’s has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the S&P 500® Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

STANDARD & POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, OWNERS OF THE OFFERED NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

License Agreement for Use of the Russell 2000® Index

We and Russell Investment Group (“Russell”) have entered into a non-transferable, non-exclusive license agreement granting us, in exchange for a fee, the right to use the Russell 2000® Index in connection with the issuance of certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion of Russell as to the advisability of investing in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to us is the licensing of certain trademarks and trade names of Russell and of the use of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to us or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation, express or implied, as to their accuracy or completeness or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND / OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN, AND RUSSELL SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US AS LICENSEE, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This following subsection applies to you if (i) you are a United States holder; and (ii) your taxable year does not end on a day that is between the determination date and the maturity date.

You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes should be treated as short-term debt for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes your notes will be treated as such. The terms of your notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your notes for all tax purposes as a contingent short-term debt instrument subject to the rules discussed herein. In purchasing your notes, you agree to these terms.

Initial Purchasers. If you are an initial purchaser of the notes, upon the maturity of your notes you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your notes at such time and the amount you paid for your notes. Upon a sale or exchange of your notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your notes and the amount received by you upon such sale or exchange, unless you sell or exchange your notes between the determination date and the maturity date, in which case you should treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers. If you are a secondary purchaser of the notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your notes at a discount from their principal amount (i) and hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your notes over the amount you paid for your notes and to treat any loss you recognize as short-term capital loss, or (ii) sell or exchange them between the final valuation date and the maturity date, any gain that you recognize upon such sale or exchange should be treated as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your notes and the amount you paid for your notes.

Alternative Treatment. The application of the short-term debt rules to your notes is not entirely clear, and alternative treatments are possible. For example, it is possible that interest should be treated as accruing over the term of your notes, in which case such accrued interest will be treated in the manner described under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount — Short-Term Debt Securities” in the accompanying prospectus

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 0.10% of the face amount for notes traded on June 27, 2008.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $25,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The offered notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or

(ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Q&A	S-4
Hypothetical Examples	S-6
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Underlying Indices	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-25
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$12,426,000

The Goldman Sachs Group, Inc.

Contingent Payment Trigger Notes due 2009

(Linked to the S&P 500® and the Russell 2000® Indices)

Medium Term Notes, Series B

Goldman, Sachs & Co.